                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Aviation Distributors, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   05366P1000
                                 (CUSIP Number)

                                 Kurt Butenhoff
                           c/o Bear Sterns & Co. Inc.
                                 245 Park Avenue
                            New York, New York 10167
                        Telephone Number: (212) 272-6849
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  March 7, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
--------------------------------------------------------------------------------------------------------------------
CUSIP No. 05366P1000                                      13D                                   Page 2 of 5 Pages
--------------------------------------------------------------------------------------------------------------------

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       1  NAMES OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Kurt Butenhoff

--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                           (b)  X
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       3  SEC USE ONLY

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       4  SOURCE OF FUNDS*

          PF

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       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [  ]

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       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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                          7       SOLE VOTING POWER

       NUMBER OF                  187,544
                          -------------------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
                          -------------------------------------------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   187,544
                          -------------------------------------------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER

                                  0

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      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          187,544

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      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [  ]

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      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.59%

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      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

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


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Item 1.           Security and Issuer

         (i)      Name of Issuer:  Aviation Distributors, Inc. ("ADIN")

         (ii) Address of the Principal Executive Offices of ADIN: One Capital Drive, Lake Forest, California, 92630

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.01 par value per share (the "Common Stock")


Item 2.           Identity and Background

         Kurt Butenhoff, a United States citizen, resides at 317 West 92nd Street, New York, New York 10025. Mr. Butenhoff is a Senior Managing Director of Bear Sterns & Co. Inc., an investment banking firm. Bear Sterns & Co.'s address is 245 Park Avenue, New York, New York 10167.

         During the last five years, Mr. Butenhoff has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Butenhoff used his personal funds to purchase the shares of Common Stock described herein.

Item 4.  Purpose of Transaction

         Mr. Butenhoff believes that the market valuation of ADIN does not fully reflect the inherent value of its business. Accordingly, he intends to work with ADIN in a constructive fashion to explore strategic alternatives with the intent of realizing enhanced shareholder value for all of ADIN's shareholders. Mr. Butenhoff has contacted management of ADIN to discuss a range of proposals that might result in increased shareholder value. Mr. Butenhoff has not yet determined to pursue any specific plan or proposal, and there can be no assurance as to whether or when any specific plan or proposal will be pursued. Other than as indicated herein, Mr. Butenhoff does not have any present plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of
Schedule 13D.


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Item 5.  Interest in Securities of the Issuer

         Mr. Butenhoff owns 187,544 shares of Common Stock, which constitutes approximately 5.59% of ADIN's outstanding shares of Common Stock. Mr. Butenhoff has sole power to vote and dispose of the 187,544 shares of Common Stock.

         Set forth below are the number of shares, trading dates and average price per share for all purchases of Common Stock made by Mr. Butenhoff within the past 60 days. All purchases were open market transactions and were effected on the OTC Bulletin Board.

                 Number                Trading                Price
              of Shares                   Date            Per Share
              ---------                -------            ---------
                 10,000                1/10/01               2.5594
                 10,000                1/19/01               2.7188
                  5,000                1/29/01               2.8125
                 10,000                1/30/01               2.8125
                  6,000                2/02/01               3.0000
                  5,000                2/05/01               3.1250
                  2,000                2/07/01               3.0000
                  2,000                2/12/01               3.0000
                  5,000                2/13/01               3.0000
                  2,000                2/14/01               3.0625
                 10,000                2/15/01               3.0625
                  5,000                2/22/01               3.2500
                  5,000                3/01/01               3.5000
                  3,000                3/05/01               3.4370
                  8,000                3/07/01               3.5195
                  2,000                3/08/01               3.6250
                 10,000                3/12/01               3.5938
                  5,000                3/13/01               3.5625


         (d)  None.

         (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to Be Filed as Exhibits

         None.


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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2001                       /s/ Kurt Butenhoff
                                            ----------------------------------
                                                     Name:  Kurt Butenhoff



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